 SECRETARY’S CERTIFICATE

I, Eric Kane, being duly appointed Secretary of the meeting of the Board of Trustees of the Nile Capital Investment Trust (the “Trust”), duly certify and attest that, at a Board of Trustees meeting held on March 5, 2013, the following resolutions were adopted:

WHEREAS, the Board of Trustees has determined that it is in the best interests of the Trust to obtain fidelity bond coverage covering the Trust against larceny and embezzlement by, among others, officers and employees of the Trust, in accordance with the requirements of Rule 17g-1 promulgated by the SEC under Section 17(g) of the 1940 Act, in such form and amounts which would cover gross assets in a range that would be appropriate for the Trust, such coverage to be bound from the date of effectiveness of the Trust’s registration with the SEC under the 1940 Act;

IT WAS THEREFORE RESOLVED, that the officers of the Trust are directed to secure a Fidelity Bond consistent with the requirements of Rule 17g-1 promulgated by the SEC under Section 17(g) of the 1940 Act, in such form and amounts which would cover gross assets in a range that would be appropriate for the Trust; and

FURTHER RESOLVED, that the amount, type, form and coverage of the Fidelity Bond as described above are reasonable and the Fidelity Bond is approved and ratified; and

FURTHER RESOLVED, that the ant officer of the Trust is designated and ratified as the person who shall make, or cause to be made, the filings and give the notices required by Paragraph (h) of Rule 17j-1.

/s/ Eric Kane

Eric Kane, Esq.

Secretary of the Meeting

IMPORTANTNOTICE–INDEPENDENTAGENTAND BROKERCOMPENSATION

NO COVERAGEISPROVIDED BY THISNOTICE.THISNOTICE DOESNOT AMEND ANY PROVISION OF YOURPOLICY.YOU SHOULDREVIEW YOUR ENTIRE POLICY CAREFULLYFORCOMPLETEINFORMATION ON THE COVERAGES PROVIDEDAND TO DETERMINEYOURRIGHTSAND DUTIESUNDERYOURPOLICY.
PLEASE CONTACT YOUR AGENT OR BROKERIFYOU HAVE ANY QUESTIONS ABOUT THISNOTICE ORITS CONTENTS.
IFTHEREISANY CONFLICT BETWEENYOUR POLICY AND THISNOTICE, THEPROVISIONS OF YOURPOLICY PREVAIL.

For information abouthow Travelers compensatesindependentagentsand brokers,please visit www.travelers.com,call our toll-freetelephone number,1-866-904-8348,or you may requesta writtencopyfrom Marketing at One TowerSquare, 2GSA, Hartford,CT 06183.

HOW TO REPORT LOSSES, CLAIMS, OR POTENTIAL CLAIMS TO TRAVELERS

Reporting new losses, claims, or potential claims promptly can be critical. It helps to resolve covered losses or claims as quickly as possible and often reduces the overall cost. Prompt reporting:

- better protects the interests of all parties;
- helps Travelers to try to resolve losses or claims more quickly; and
- often reduces the overall cost of a loss or claim - losses or claims reported more than five days after they happen cost on average 35% more than those reported earlier.

Report losses, claims, or potential claims to Travelers easily and quickly by fax, US mail, or email.

FAX

Use this number to report a loss, claim, or potential claim by fax toll free.

1-888-460-6622

US MAIL

Use this address to report a loss, claim, or potential claim by U S Mail.

Bond-FPS Claims Department
Travelers
Mail Code NB08F
385 Washington Street
Saint Paul, Minnesota 55102

EMAIL

Use this address to report a loss, claim, or potential claim by email.

Pro.E&O.Claim.Reporting@SPT.com

This is a general description of how to report a loss, claim, or potential claim under this policy or bond. This description does not replace or add to the terms of this policy or bond. The policy or bond alone determines the scope of coverage. Please read it carefully for complete information on coverage. Contact your agent or broker if you have any questions about coverage.

TRAVELERS

INVESTMENT COMPANY BLANKET BOND

St. Paul Fire and Marine Insurance Company

St. Paul, Minnesota 55102-1396
(A Stock Insurance Company, herein called Underwriter)

DECLARATIONS **BOND NO.** ZBN-10P66635-13-N2

Item 1. Name of Insured (herein called Insured):
Nile Capital Investment Trust

Principal Address:
C/O Gemini Fund Services, LLC.
80 Arkey Drive
Hauppauge, NY 11788

Item 2. Bond Period from 12:01 a.m. on 04/28/13 to 12:01 a.m. on 04/28/14 the effective date of the termination or cancellation of the bond, standard time at the Principal Address as to each of said dates.

Item 3. Limit of Liability
Subject to Sections 9, 10, and 12 hereof:

	Limit of Liability	Deductible Amount
Insuring Agreement A - FIDELITY	$300,000.	$5,000.
Insuring Agreement B - AUDIT EXPENSE	$ 25,000.	$0
Insuring Agreement C - PREMISES	$300,000.	$5,000.
Insuring Agreement D - TRANSIT	$300,000.	$5,000.
Insuring Agreement E - FORGERY OR ALTERATION	$300,000.	$5,000.
Insuring Agreement F - SECURITIES	$300,000.	$5,000.
Insuring Agreement G - COUNTERFEIT CURRENCY	$300,000.	$5,000.
Insuring Agreement H - STOP PAYMENT	$300,000.	$5,000.
Insuring Agreement I - UNCOLLECTIBLE ITEMS OF DEPOSIT	$ 25,000.	$5,000.
OPTIONAL COVERAGES ADDED BY RIDER:		
Insuring Agreement J- Computer Systems	$300,000.	$5,000.
Insuring Agreement K - VIT	$300,000.	$5,000.
Insuring Agreement L - Telefacsimile	$300,000.	$5,000.
Insuring Agreement M - Unauthorized Signatures	$25,000.	$5,000.

If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 4. Offices or Premises Covered - Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All the Insured's offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows: n/a

ICB001 Rev. 7/04

Item 5. The liabilityofthe Underwriter issubject tothe terms ofthe following endorsements orriders attached hereto: Endorsements orRiders No. 1through

ICB010, ICB011, ICB012, ICB013, ICB014, ICB016, ICB026, ICB057, MEL4734

Item 6. The Insured bythe acceptance ofthis bond gives notice tothe Underwriter terminating orcancelingpriorbondsorpolicy(ies)No.(s) **N/A**

such termination orcancellation tobeeffective asofthe time this bond becomes effective.

INWITNESS WHEREOF, the Company hascaused thisbondtobesigned byitsPresident andSecretary andcountersigned byaduly authorized representative ofthe Company.

Countersigned:

ST.PAULFIREANDMARINEINSURANCE COMPANY

Authorized Representative Countersigned At

President Secretary

Countersignature Date

ICB001Rev.7/04

INVESTMENT COMPANYBLANKETBOND

TheUnderwriter, inconsideration ofanagreed premium, and subject tothe Declarationsmade apart hereof,the General Agreements, Conditionsand Limitations and other terms of this bond, agrees with the Insured, in accordance with theInsuring Agreements hereoftowhichanamount ofinsurance isapplicable assetforthinItem 3oftheDeclarations andwithrespect tolosssustained bytheInsured atanytimebut discovered during theBond Period, toindemnify andholdharmless theInsured for:

INSURING AGREEMENTS

(A)FIDELITY

Loss resulting from any dishonest or fraudulent act(s), including LarcenyorEmbezzlement, committed byanEmployee, committed anywhere and whether committed alone or in collusion with others, including lossofProperty resulting fromsuchactsofanEmployee,whichProperty is held by the Insured for any purpose or in any capacity and whether soheld gratuitously ornot andwhether ornottheInsured isliabletherefor.

Dishonest or fraudulentact(s) as used in this InsuringAgreementshallmeanonly dishonestor fraudulent act(s) committedby such Employee withthemanifestintent:

(a) tocausetheInsured tosustain suchloss;and

(b) toobtain financial benefit forthe Employee, or for any other Person ororganization intended by theEmployeetoreceivesuch benefit, other than salaries, commissions, fees, bonuses, promotions, awards, profit sharing,pensionsor otheremployeebenefits earned inthenormalcourseofemployment.

(B)AUDITEXPENSE

Expense incurred bythe Insured forthat part of the costs ofaudits or examinations required by any governmental regulatory authority to be conducted either by such authority or by an independent accountant by reason of the discovery of loss sustainedby the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement, of any of the Employees. The total liability of the Underwriter forsuch expense byreason ofsuch actsofanyEmployee orinwhichsuchEmployee isconcerned orimplicatedorwithrespect toany oneaudit orexamination islimited totheamount stated opposite Audit Expense in Item 3ofthe Declarations; it being understood, however, that such expense shall be deemed to be a loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement, ofoneormoreoftheEmployees, andtheliabilityunderthisparagraphshall bein addition to the Limit of Liability stated in Insuring Agreement (A) in Item 3 of the Declarations.

(C)ONPREMISES

Loss of Property (occurring with or without negligence or violence) through robbery, burglary, Larceny, theft, holdup, or other fraudulent means, misplacement, mysterious unexplainable disappearance, damage thereto or destruction thereof, abstraction or removal from the possession, custody orcontrol ofthe Insured, and lossofsubscription, conversion, redemption ordeposit privilegesthrough themisplacement or loss of Property, while the Property is (or is supposed or believed by the Insuredto be) lodged or deposited within any offices or premises located anywhere, except in an office listed in Item 4 of the Declarations or amendment thereof or in the mail or with a carrier for hire, other than an armored motor vehicle company, for the purpose of transportation.

OfficeandEquipment

(1) lossofordamagetofurnishings, fixtures, stationery, supplies orequipment, within any of the Insured's offices covered under this bondcausedby Larcenyortheftin,orby burglary, robbery or hold-up of,such office, or attempt thereat, or by vandalism or maliciousmischief;or

(2) loss through damage to any such office by Larceny or theft in, or by burglary, robbery orhold-up of,suchoffice,orattempt thereat, or to the interior of any such office by vandalism ormalicious mischief provided, in any event, that the Insured is the owner of such offices, furnishings, fixtures, stationery, supplies orequipment orislegallyliable for such loss or damage always excepting, however, alllossordamagethrough fire.

(D)INTRANSIT

Loss of Property (occurring with or without negligence orviolence)through robbery, Larceny, theft, hold-up, misplacement, mysterious unexplainable disappearance, being lost or otherwise made away with, damage thereto or destruction thereof, and loss of subscription, conversion, redemption ordeposit privileges through the misplacement or loss of Property, while the Property isin transit anywhere in the custody of any person or personsacting as messenger, except while in the mail or with a carrier for hire, other than an armored motor vehicle company, for the purpose of transportation, such transit tobegin immediately upon receipt ofsuchProperty bythetransporting person orpersons, and toend immediately upon deliverythereof atdestination.

(E) FORGERY 0RALTERATION

Lossthrough Forgeryoralteration oforon:

(1) any bills of exchange, checks, drafts, acceptances, certificates of deposit, promissorynotes,or otherwrittenpromises, orders or directions to pay sums certain in money, due bills, money orders, warrants, orders upon public treasuries, letters of credit; or

(2) otherwritten instructions, advices or applications directed to the Insured, authorizing or acknowledgingthe transfer, payment, delivery or receiptof funds or Property, which instructions, advices or applicationspurport to havebeensignedor endorsed byany:

(a) customer oftheInsured, or

(b) shareholderor subscriber to shares, whether certificated or uncertificated, of anyInvestment Company, or

(c) financialor banking institution or stockbroker,

butwhich instructions, advices or applications either bear theforged signature orendorsement orhavebeen altered without theknowledge andconsent ofsuchcustomer, shareholder or subscriber to shares, or financialor banking institution or stockbroker; or

(3) withdrawal orders or receipts for the withdrawal offunds or Property, or receipts orcertificates of deposit forProperty and bearing the name ofthe Insuredasissuer, or of another Investment Company for which theInsured actsasagent,

excluding, however, any loss covered under InsuringAgreement(F) hereofwhetherornot coverage forInsuring Agreement (F)isprovided fortheDeclarations ofthisbond.

Any check or draft (a) made payable to a fictitious payeeandendorsed inthenameofsuch fictitious payee or (b)procured in a transaction with the maker or drawer thereof or with one acting as an agent ofsuch maker or drawer or anyone impersonating another and made or drawn payable to the one so impersonated and endorsed by anyone other than the one impersonated, shallbedeemed tobeforgedasto suchendorsement.

Mechanically reproducedfacsimilesignatures are treated thesameashandwritten signatures.

(F) SECURITIES

Loss sustained by the Insured, including loss sustained by reason of a violation of the constitution by-laws, rules or regulations ofany Self Regulatory Organization of which the Insured isamember orwhich would have been imposed upon the Insured by the constitution, by-laws, rules or regulations of any Self RegulatoryOrganization ifthe Insured had been amember thereof,

(1) through the Insured's having, in good faith andinthecourse ofbusiness,whether forits own account orforthe account ofothers, in any representative, fiduciary, agency or any other capacity, either gratuitously or otherwise, purchased or otherwise acquired, accepted orreceived, orsoldordelivered, or given any value, extended any credit or assumed any liability, on the faith of, or otherwise acted upon, any securities, documents or other written instruments whichprovetohavebeen:

(a) counterfeited, or

(b)forgedastothesignature of anymaker, drawer,issuer,endorser,assignor, lessee, transfer agent or registrar, acceptor, surety orguarantor orastothe signature ofany person signing in any other capacity, or

(c) raisedor otherwise altered, or lost, or stolen, or

(2) through the Insured's having, in good faith andinthecourseof business,guaranteed in writing or witnessed anysignatures whether forvaluable consideration ornotandwhether or not such guaranteeing or witnessing is ultra vires the Insured, upon any transfers,

assignments, billsofsale,powers ofattorney, guarantees, endorsements or other obligationsuponor inconnectionwithany securities, documents orotherwritten instruments and which pass or purport to pass title to such securities, documents or otherwritten instruments; excludinglosses caused by Forgery or alteration of,on or in those instruments covered under Insuring Agreement (E)hereof.

Securities, documents or other written instruments shall be deemed to mean original (including original counterparts) negotiable or non-negotiable agreements which in and of themselves represent an equitable interest, ownership, or debt, including an assignment thereof, which instruments are, in the ordinary course of business, transferable by delivery of suchagreements withanynecessary endorsement orassignment.

The word "counterfeited" as used in this Insuring Agreement shallbedeemed tomeanany security, document or other written instrument which isintended todeceive and tobetaken for anoriginal.

Mechanically reproducedfacsimilesignatures are treated thesameashandwritten signatures.

(G)COUNTERFEIT CURRENCY

Lossthrough the receiptbythe Insured, ingood faith, of any counterfeited money orders or altered paper currencies or coin of the United States ofAmericaorCanada issued orpurporting to have been issued by the United States of America or Canada or issued pursuant to a United States ofAmerica or Canada statute for useascurrency.

(H)STOPPAYMENT

Lossagainst anyand allsumswhich the Insured shallbecome obligated topaybyreasonof the liabilityimposeduponthelnsured by lawfor damages:

For having either complied with orfailed to comply with any written notice of any customer, shareholder or subscriber of the Insured or anyAuthorized Representative of such customer, shareholder or subscriber to stop payment ofany check ordraft made or drawn by such customer, shareholder or subscriber or any Authorized Representative ofsuch customer, shareholderor subscriber, or

For havingrefused topayanycheckordraft made ordrawn byanycustomer, shareholder or subscriber of the Insured or any Authorized Representative of suchcustomer, shareholder orsubscriber.

(I) UNCOLLECTIBLE ITEMS OFDEPOSIT

Loss resulting from payments of dividends or fundshares,orwithdrawalspermitted from any customer's,shareholder's,or subscriber'saccount based upon Uncollectible ItemsofDeposit ofa customer, shareholder or subscriber credited by the Insured or the Insured'sagent to such customer's, shareholder's or subscriber's Mutual Fund Account;orloss resultingfromanItemof Deposit processed throughan Automated Clearing House which is reversed by the customer,shareholder or subscriber anddeemed uncollectible bytheInsured.

Lossincludes dividends and interest accrued not toexceed 15% ofthe Uncollectible Items which aredeposited.

This Insuring Agreement applies to all Mutual Funds with "exchange privileges" ifall Fund(s) intheexchangeprogramareinsuredby the Underwriter for UncollectibleItems ofDeposit. Regardless ofthenumber oftransactions between Fund(s), the minimum number ofdaysofdeposit within the Fund(s) beforewithdrawal asdeclared in the Fund(s) prospectus shall begin from the date adeposit wasfirst credited to any Insured Fund(s).

GENERAL AGREEMENTS

A. ADDITIONAL OFFICES OR EMPLOYEES - CONSOLIDATION ORMERGER -NOTICE

(1) If theInsured shall, while this bond is in force, establish any additionaloffice or offices,suchoffices shallbeautomatically coveredhereunder fromthedatesof their establishment, respectively. Nonoticeto the Underwriter of an increaseduring any premium periodin the number ofofficesor in the number ofEmployees at any ofthe officescovered hereunder need begivenand noadditional premium needbepaidfor the remainder ofsuchpremium period.

(2) If an Investment Company, named as Insured herein, shall, while this bond is in force,merge orconsolidate with, orpurchase the assets ofanother institution, coverage for such acquisition shall apply automatically

from thedate of acquisition. The Insured shall notifythe Underwriter of such acquisition within 60days ofsaid date, and an additional premium shall be computed only if such acquisition involves additional officesoremployees.

B. WARRANTY

No statement made by or onbehalf of the Insured, whether containedinthe application or otherwise,shallbedeemed tobea warranty of anything except that it istrue tothe bestofthe knowledgeandbeliefof thepersonmakingthe statement.

C. COURT COSTSANDATTORNEYS'FEES

(Applicable to all Insuring Agreements or Coveragesnowor hereafter forming part ofthis bond)

The Underwriter will indemnify the Insured against court costsand reasonable attorneys' fees incurred and paid by the Insured in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled, ofany suit or legal proceeding brought against the Insured to enforce the Insured's liabilityorallegedliabilityonaccount ofanyloss, claimordamage which, ifestablished against the Insured, would constitute alosssustained bythe Insured covered under the terms of this bond provided, however, that with respect toInsuring Agreement (A)this indemnity shallapply onlyin theevent that:

(1)anEmployee admitstobeingguiltyof any dishonest or fraudulent act(s), including Larceny orEmbezzlement; or

(2) an Employee is adjudicated to be guilty of any dishonest or fraudulentact(s), including Larceny orEmbezzlement;

(3) inthe absence of (1) or (2) above an arbitration panel agrees, after areview ofan agreedstatement of facts,thatanEmployee wouldbefoundguiltyofdishonesty if such Employee wereprosecuted.

TheInsured shallpromptly give noticetothe Underwriter ofanysuchsuitorlegalproceedings and at the request of theUnderwriter shall furnish it with copiesofall pleadings and other papers therein. AttheUnderwriter's election the Insured shallpermit the Underwriter toconduct the defense ofsuch suit or legal proceeding, in theInsured's name,throughattorneys of the Underwriter's selection. In such event, the Insured shallgive allreasonable information and assistance which the Underwritershall deem necessary to the proper defense ofsuch suit or legalproceeding.

Ifthe amount ofthe Insured's liability oralleged liability is greater than the amount recoverable under this bond, or ifa Deductible Amount is applicable, or both, the liability of the Underwriter under this General Agreement is limited to the proportion of court costs and attorneys' feesincurred and paid bythe Insured orby the Underwriter thatthe amount recoverable under this bond bears tothe total of such amount plus the amount which is not so recoverable. Suchindemnityshallbeinaddition to the Limit of Liability for the applicable Insuring AgreementorCoverage.

D. FORMER EMPLOYEE

ActsofanEmployee, asdefined inthisbond, are covered under Insuring Agreement (A)onlywhile theEmployee isintheInsured's employ. Should lossinvolving aformer Employee ofthe Insured bediscoveredsubsequent to thetermination of employment,coveragewouldstill applyunder Insuring Agreement (A)if the direct proximate cause of the loss occurred while the former Employee performed dutieswithin the scope of his/heremployment.

THE FOREGOINGINSURING AGREEMENTS AND GENERAL AGREEMENTS ARESUBJECT TOTHE FOLLOWING CONDITIONS AND LIMITATIONS:

SECTION 1. DEFINITIONS

The following terms, as used in this bond have the respective meanings stated inthisSection:

(a) "Employee" means:

(1) any ofthe Insured's officers, partners, or employees, and

(2) any of the officers or employees of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation ormerger with, orpurchase of assets or capital stock of, such predecessor, and

(3) attorneys retained bythe Insured toperform legal services for the Insured and the employees of such attorneys while such attorneys oremployeesof suchattorneys are performing suchservicesfortheInsured, and

(4) gueststudents pursuing their studies or duties inanyoftheInsured's offices,and

(5) directorsor trusteesof the Insured, the investment advisor, underwriter (distributor), transfer agent, or shareholder accounting record keeper, oradministrator authorized by written agreement to keep financial and/or other required records, but only while performing acts coming within the scope of the usual duties ofanofficeroremployee or while acting asamember ofany committee duly elected or appointedto examine or audit or have custody of or access to the Property oftheInsured, and

(6) any individual or individuals assigned to perform the usual duties of an employee within the premises of the Insured, by contract, or by any agency furnishing temporary personnel onacontingent orpart-timebasis,and

(7) each natural person, partnership or corporation authorized bywritten agreement with the Insured to perform services as electronic dataprocessorof checksorother accounting records of theInsured, but excluding any such processorwho acts as transfer agent orinanyotheragencycapacity inissuingchecks,draftsorsecuritiesfor the Insured, unless included under sub-section (9)hereof,and

(8) thosepersonsso designated in Section 15, Central Handling ofSecurities, and

(9) anyofficer,partner, orEmployee of: (a)

aninvestment advisor,

(b) anunderwriter (distributor),

(c) atransfer agent or shareholder accounting record-keeper, or

(d) an administratorauthorizedby written agreement tokeep financialand/or other required records,

for an Investment Company named as Insured whileperforming actscomingwithin the scopeof theusual duties ofanofficerorEmployee ofany investment Company named as Insured herein, or while acting as a memberofany committee dulyelected orappointed toexamine oraudit or havecustody oforaccesstothe Property ofany such Investment Company, provided that only Employees or partners of a transferagent, shareholder accounting record-keeper or administrator which is an affiliated person, as defined inthe Investment Company Actof1940, ofanInvestment Companynamed asInsured or isanaffiliated person ofthe advisor, underwriter or administrator of such Investment Company, andwhichisnotabank,shallbeincluded within thedefinition ofEmployee.

Each employerof temporary personnel or processors asset forthin sub-sections (6)and (7) ofSection 1(a) andtheir partners, officersand employees shallcollectivelybedeemed tobeone person for all the purposes of this bond, excepting, however, the lastparagraph ofSection 13.

Brokers, or other agents under contract or representatives of thesame general character shallnotbeconsidered Employees.

(b) "Property" means money (i.e. currency, coin, bank notes, Federal Reserve notes), postage and revenue stamps, U.S. Savings Stamps, bullion, precious metals ofallkinds and inanyformand articles made therefrom, jewelry, watches, necklaces, bracelets, gems, precious and semi-precious stones, bonds, securities, evidences of debts, debentures, scrip, certificates, interim receipts, warrants, rights, puts, calls, straddles, spreads, transfers, coupons, drafts, bills of exchange, acceptances, notes, checks, withdrawal orders, moneyorders, warehousereceipts, billsof lading, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages under real estate and/or chattels and upon interests therein, and assignments of such policies, mortgages and instruments, and other valuable papers, including books of account and other records used bytheInsured inthe conductofits business, and allother instruments similar to or in the nature of the foregoing including Electronic Representations of such instruments enumerated above (but excluding all data processing records) in whichthe Insured has an interest or in which the Insured acquired or should have acquired an interest by reason ofa predecessor's declared financial condition at the time of the Insured's consolidation or merger with, orpurchase ofthe principal assets of,such predecessor orwhichareheld bythe Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured isliabletherefor.

(c) "Forgery" means the signing of thename of another with intent to deceive; it does not

include the signing ofone's own name with or without authority, in any capacity, for any purpose.

(d) "Larceny andEmbezzlement" asitapplies toany named Insured means those acts asset forth in Section 37 of the InvestmentCompany Act of 1940.

(e) "Items of Deposit" means any one or more checksand drafts. Items ofDeposit shallnot be deemed uncollectible until the Insured's collection procedures havefailed.

SECTION 2. EXCLUSIONS

THIS BOND, DOES NOTCOVER:

(a) losseffected directly or indirectly by means of forgery or alteration of, on or in any instrument, exceptwhencoveredby Insuring Agreement (A),(E),(F)or(G).

(b) loss due to riot or civil commotion outside the United States ofAmericaandCanada; or lossdue tomilitary, navalorusurped power, warorinsurrection unless suchlossoccursin transit in the circumstances recited in Insuring Agreement (D), and unless, when such transit was initiated, there was no knowledgeof suchriot,civilcommotion, military,navalor usurpedpower,waror insurrection onthe part ofanyperson acting fortheInsured ininitiating suchtransit.

(c) loss, in time of peace or war, directly or indirectly caused by or resulting from the effects of nuclear fissionor fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting fromindustrial usesofnuclear energy.

(d) lossresulting from any wrongful act or acts ofanyperson whoisamember ofthe Board ofDirectors ofthe Insured or amember of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official, partial owner or partner of the Insuredin some other capacity, nor, in any event, loss resulting from the act or acts ofany person while acting in the capacity ofamember of suchBoardorequivalent body.

(e) loss resulting from the complete or partial non-payment of,ordefault upon, anyloanor transaction inthenature of,oramounting to, aloanmade byorobtained fromtheInsured or any of its partners, directors or Employees, whether authorized or unauthorized and whether procured in good faith or through trick, artificefraud or false pretenses, unlesssuchloss iscoveredunder Insuring Agreement (A),(E)or(F).

(f) lossresulting from any violation by the Insured orbyanyEmployee:

(1) of law regulating (a) the issuance, purchase or sale of securities, (b) securities transactions upon Security Exchanges or over the counter market, (c) Investment Companies, or(d) Investment Advisors,or

(2) ofanyrule or regulation made pursuant toanysuchlaw.

unless suchloss,inthe absence ofsuchlaws, rulesor regulations,wouldbecoveredunder Insuring Agreements (A)or(E).

(g) lossofProperty orlossofprivileges through the misplacement or loss ofProperty as set forthinInsuring Agreement (C)or(D)while theProperty isinthecustodyofany armored motorvehiclecompany, unlesssuchlossshall be in excess of the amount recovered or received by the Insured under (a) the Insured'scontractwithsaid armoredmotor vehicle company, (b) insurance carried by saidarmoredmotorvehiclecompanyfor the benefit of users of its service, and (c) all otherinsuranceandindemnityin forcein whatsoever formcarried byorforthebenefit of users of said armoredmotor vehicle company's service, and then this bond shall coveronlysuchexcess.

(h) potentialincome, including but not limited to interest anddividends,notrealizedby the Insured because ofalosscovered under this bond, except as included under Insuring Agreement (I).

(i) all damages of any type for which the Insured is legallyliable,exceptdirect compensatory damagesarisingfroma loss covered under thisbond.

(j) lossthrough the surrender ofProperty away fromanofficeofthe Insured asaresult ofa threat:

(1) todobodily harm to anyperson, except lossofProperty intransit inthe custody of any person acting asmessenger provided that when such transit was initiated therewas noknowledgebythe Insured ofanysuchthreat, or

(2) todo damage to the premises or Property of theInsured, exceptwhen covered under Insuring Agreement (A).

(k) allcosts,feesandother expensesincurred by theInsured inestablishing theexistence ofor amount of loss covered under this bond unlesssuchindemnity is providedfor under Insuring Agreement (B).

(l)loss resulting from payments made or withdrawals from the accountofacustomer ofthe Insured, shareholder or subscriber to shares involving funds erroneously credited to such account, unless such payments are madetoor withdrawn bysuchdepositorsor representative ofsuch person, who iswithin the premises of the draweebank of the Insured orwithin the officeoftheInsured at the time ofsuch payment or withdrawal or unless such payment is covered under Insuring Agreement (A).

(m)anylossresulting fromUncollectible Items of Depositwhicharedrawnfrom a financial institution outside the fifty states of the United States of America, District of Columbia, and territories and possessions of theUnited StatesofAmerica,andCanada.

SECTION 3. ASSIGNMENT OFRIGHTS

This bond does not afford coverage in favor ofany Employers oftemporary personnelorofprocessors as set forth insub-sections (6)and (7)ofSection 1(a)of this bond, as aforesaid, and upon payment to the Insured by the Underwriter on account ofany loss through dishonest or fraudulent act(s) including Larceny or Embezzlement committed by any ofthe partners, officers or employees of such Employers, whether acting alone or in collusion with others, an assignment ofsuchofthe Insured'srights and causes ofaction asit may have against such Employers by reason ofsuchacts socommitted shall, tothe extent of such payment, be given by the Insured to the Underwriter, andtheInsured shallexecute allpapers necessary to secure to the Underwriter the rights herein provided for.

SECTION 4. LOSS - NOTICE - PROOF - LEGALPROCEEDINGS

This bond is for the useand benefit only of the Insured named in the Declarations and the Underwriter shallnotbeliablehereunder for loss sustained by anyone other than the Insured unless the Insured, in its sole discretion and at its option, shallinclude suchlossin the Insured's proofofloss. Atthe earliestpracticable moment after discovery of any loss hereunder the Insured shall give the Underwriter written notice thereof and shall also within sixmonths after such discovery furnish tothe Underwriter affirmative proof of loss with full particulars. Ifclaimismadeunder thisbondforloss ofsecurities or shares, the Underwriter shall not be liable unless each of such securities or shares is identified in such proof of loss by a certificate or bond number or,where suchsecurities orshares are uncertificated, bysuchidentificationmeans asagreed to by the Underwriter.

The Underwriter shall have thirty daysafternoticeandproofoflosswithinwhich to investigate the claim, but where the lossisclear and undisputed, settlement shall be made within forty-eight hours;andthisshallapplynotwithstanding the lossismade up whollyorinpart ofsecurities of which duplicates may be obtained.Legal proceedings forrecovery ofany losshereunder shall not be brought prior to the expiration ofsixty days after such proofoflossisfiledwith the Underwriter nor after the expiration oftwenty-four months from the discovery ofsuch loss,except that anyaction or proceedings to recover hereunder on account ofany judgment against the Insuredin anysuit mentioned inGeneral Agreement Cortorecover attorneys' fees paid inanysuch suit, shallbe begun within twenty- fourmonths fromthe date upon which the judgment in such suit shall become final. If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shallbedeemed tobeamendedsoastobeequal to the minimum period oflimitation permitted bysuch law.

Discovery occurswhentheInsured: (a)

becomes awareoffacts,or

(b) receives written notice of an actual or potential claimbyathird party whichalleges that the Insured is liable under circumstances,

which would cause a reasonable person to assume that alosscovered bythe bond hasbeen orwill be incurred even though the exactamount or details of lossmaynotbethen known.

SECTION 5. VALUATIONOF PROPERTY

The value ofany Property, except booksofaccounts orother records used bythe Insured inthe conduct ofitsbusiness, forthe lossofwhich aclaim shallbe made hereunder, shallbe determined bythe average market value ofsuch Propertyon the business day next preceding the discovery ofsuch loss;provided, however, that the valueofanyProperty replaced by the Insured prior to the payment of claim therefor shallbetheactual market valueatthetimeof replacement; and further provided that in case ofa lossormisplacement ofinterim certificates, warrants,

rights, orother securities, the production ofwhich is necessarytotheexerciseof subscription, conversion, redemption or deposit privileges, the value thereof shall be the market value of such privileges immediately preceding the expiration thereof ifsaid loss or misplacement is not discovered until after their expiration. If no market price is quoted for such Property or forsuch privileges, the value shall befixed byagreement between thepartiesorby arbitration.

In caseofanylossordamage toProperty consisting of books of accounts or other records used by the Insured in the conduct of its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then fornotmore than thecostofblankbooks,blank pagesorother materials plusthecostoflabor forthe actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce suchbooksandother records.

SECTION 6. VALUATION OFPREMISES AND FURNISHINGS

Incaseofdamagetoanyofficeoftheinsured, orloss ofor damage to the furnishings, fixtures, stationery, supplies, equipment, safes or vaults therein, the Underwriter shall not be liable for more than the actual cashvaluethereof, orformore than the actual costoftheir replacement orrepair. The Underwriter may, at its election, pay such actual cash value or makesuchreplacement orrepair. Ifthe underwriter and the Insured cannot agree upon such cash value or such cost ofreplacement or repair, such shall be determined byarbitration.

SECTION 7. LOSTSECURITIES

If the Insured shall sustain a loss of securitiesthe total valueofwhichisinexcessofthe limit stated in Item 3ofthe Declarationsofthis bond, the liability oftheUnderwriter shallbelimited topayment for,or duplication of, securities having value equal to the limit stated in Item 3 of the Declarations of this bond.

If the Underwriter shall make payment to the Insured foranylossof securities, theInsured shall thereupon assign to the Underwriter all of the Insured's rights, title and interest in and to said securities.

With respect to securities thevalue ofwhich donot exceedtheDeductible Amount(atthetimeof the discovery ofthe loss)and forwhich the Underwriter may at its sole discretion and option and at the request ofthe Insured issue aLost Instrument Bond or Bonds to effect replacementthereof, the Insured willpaytheusual premiumcharged therefor andwill indemnify theUnderwriter againstalllossorexpense that the Underwriter may sustain because of the issuance ofsuchLostInstrument BondorBonds.

With respect tosecurities the valueofwhichexceeds the Deductible Amount (at the time ofdiscovery of the loss)and forwhichthe Underwriter mayissueor arrange fortheissuance ofaLostInstrument Bondor Bonds to effect replacement thereof, the Insured agrees that it will pay as premium therefor a proportion of the usual premium charged therefor, said proportion being equal to the percentage that the Deductible Amount bears to the value of the securities upon discovery ofthe loss,and that itwill indemnify the issuerofsaidLostInstrument Bondor Bonds against all loss and expense that is not recoverable from the Underwriter under the terms and conditions ofthis Investment Company Blanket Bondsubject totheLimitofLiabilityhereunder.

SECTION 8. SALVAGE

In caseofrecovery, whether made bythe Insured or bythe Underwriter, onaccount ofanylossinexcess of the Limit of Liability hereunder plus the Deductible Amount applicable tosuchloss,fromany source other than suretyship, insurance, reinsurance, security or indemnity taken by or forthe benefit of the Underwriter, the net amount of such recovery, less the actual costs and expenses of making same, shallbe applied to reimburse the Insured infullfor the excessportion ofsuchloss,and the remainder,if any, shall be paid first in reimbursement of the Underwriter and thereafter in reimbursement ofthe Insured for that part of such loss within the Deductible Amount. The Insuredshall execute all necessary papers to secure to the Underwriter the rightsprovided forherein.

SECTION 9. NON-REDUCTION AND NON-ACCUMULATION OFLIABILITYAND TOTAL LIABILITY

At all times prior to termination hereof, this bond shall continue in force for the limit stated in the applicable sections ofItem 3 ofthe Declarations of thisbond notwithstanding anyprevious lossforwhich theUnderwriter may havepaidorbeliabletopay hereunder; PROVIDED, however, that regardless of the number ofyearsthisbondshallcontinue inforce and the number orpremiums which shallbepayable or paid, the liability ofthe Underwriter under this bond withrespect toalllossresulting from:

(a) any one act ofburglary, robbery or holdup, or attempt thereat, in whichno Partner or Employee isconcerned orimplicated shallbe deemed tobeoneloss,or

(b) anyoneunintentional ornegligent actonthe part ofanyother person resultingindamage

to or destruction or misplacement of Property, shallbedeemed tobeoneloss,or

(c) all wrongful acts, other than those specified in (a) above, of any one person shall be deemed tobeoneloss,or

(d) all wrongful acts, other than those specified in (a)above, ofone or more persons (which dishonest act(s) or act(s) of Larceny or Embezzlement include, but are not limited to,the failure ofanEmployee toreport such acts of others) whose dishonest act or acts intentionally orunintentionally, knowinglyor unknowingly, directly or indirectly, aid or aids in anyway,orpermit sthe continuation of, the dishonest act or acts of any other person orpersons shallbedeemed tobeone losswiththeactoractsofthepersons aided, or

(e)any onecasualtyoreventotherthanthose specified in(a),(b),(c)or(d)preceding, shall bedeemed tobeoneloss,and

shall be limited to the applicable Limit ofLiability stated inItem 3of theDeclarations of thisbond irrespective ofthe total amount ofsuchlossorlosses and shallnot becumulative inamounts fromyearto yearorfromperiod toperiod.

Sub-section (c)isnotapplicable toanysituation to whichthelanguageofsub-section (d)applies.

SECTION 10. LIMIT OFLIABILITY

With respect toanylosssetforthinthePROVIDED clause ofSection 9ofthis bond which isrecoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor ininterest of the Insured and terminated or cancelled or allowed to expire and in which the periodofdiscovery hasnot expired at the time any such loss thereunder is discovered, the total liabilityof the Underwriter under this bond and underother bonds or policies shallnotexceed, intheaggregate,theamount carried hereunder onsuchlossortheamount availabletothe Insured under such other bonds or policies, as limited bythe terms and conditions thereof, forany suchlossifthelatter amount bethelarger.

SECTION 11. OTHER INSURANCE

If the Insured shall hold, as indemnity against any loss coveredhereunder, anyvalidandenforceable insurance or suretyship, the Underwriter shall be liable hereunder only for such amount ofsuch loss which is in excess of the amount of such other insurance or suretyship, notexceeding, however, the LimitofLiability ofthisbond applicable tosuchloss.

SECTION 12. DEDUCTIBLE

TheUnderwriter shallnot beliable under anyofthe Insuring Agreements ofthis bond on account ofloss asspecified, respectively, insub-sections (a),(b),(c), (d)and (e)ofSection 9, NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTALLIABILITY, unless the amount ofsuch loss, after deducting the net amount ofallreimbursement and/or recovery obtained or made by the Insured, other than from any bond or policy of insurance issued by an insurance company and covering such loss,orbythe Underwriter onaccount thereof prior to payment by the Underwriterof such loss, shall exceed the Deductible Amount set forthinItem3of the Declarations hereof (herein called Deductible Amount), and then for such excess only, but in no event formore than the applicable Limit ofLiability stated inItem 3oftheDeclarations.

TheInsured willbear, inaddition tothe Deductible Amount, premiums onLost Instrument Bonds asset forthinSection 7.

There shall be no deductible applicable to any loss under Insuring Agreement Asustained by any Investment Company named asInsured herein.

SECTION 13. TERMINATION

The Underwriter may terminatethis bond as an entirety by furnishing written notice specifying the termination date, which cannot be prior to 60 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C. The Insuredmay terminate this bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington, D.C., prior to60 daysbeforetheeffectivedateofthetermination. The Underwriter shall notify all other Investment Companies named asInsured ofthe receipt ofsuch termination notice and the termination cannot be effective prior to 60 days after receipt of written notice by all other Investment Companies. Premiums are earneduntil the termination date as setforthherein.

This Bond will terminate as to any one Insured immediately upon taking over ofsuch Insured by a receiver or other liquidator orby State or Federal officials,orimmediately upon the filingofapetition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment forthebenefit ofcreditors oftheInsured, or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition ofallofitsassets.

TheUnderwriter shall refundtheunearned premium computed at short rates in accordance with the standard short rate cancellation tables ifterminated bytheInsured orproratairterminated foranyother reason.

ThisBondshallterminate:

(a) asto any Employeeassoon asany partner, officer or supervisory Employeeof the Insured, whois notincollusionwithsuch Employee, shalllearnof anydishonest or fraudulent act(s), includingLarceny or Embezzlement onthepart ofsuchEmployee without prejudice tothe lossofanyProperty then in transit in the custody of such Employee (seeSection 16(d)),or

(b) asto anyEmployee 60daysafter receipt by each Insured and bytheSecurities and Exchange Commission of a written notice from theUnderwriter of its desire to terminate thisbondastosuchEmployee, or

(c) astoanyperson,whoisapartner, officeror employee of any Electronic Data Processor covered under this bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge or information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this bond iseffective.

SECTION 14. RIGHTS AFTER TERMINATION ORCANCELLATION

Atany time prior to the termination or cancellation ofthisbond asanentirety, whether bytheInsured or the Underwriter, the Insuredmay give the Underwriter noticethatit desiresunderthis bondan additional period of 12 months within which to discover loss sustained by the Insured prior to the effectivedate ofsuchtermination orcancellation and shallpayanadditional premium therefor.

Uponreceipt ofsuchnotice fromtheInsured, the Underwriter shallgiveitswritten consent thereto; provided, however, that suchadditional period of timeshallterminate immediately:

(a) on the effective date ofanyother insurance obtained by the Insured, its successor in business or any other party, replacing in whole or in part the insurance afforded by this bond, whether or not such other insurance provides coverage for loss sustained prior toitseffectivedate, or

(b) upon takeoverof the Insured's business by anyState orFederal officialoragency,orby any receiver or liquidator, acting or appointed for this purpose without the necessityof theUnderwriter givingnoticeof suchtermination. Intheevent that such additional periodof timeisterminated, as provided above,theUnderwriter shallrefund anyunearned premium.

Therighttopurchasesuchadditional periodfor the discovery oflossmay not be exercised byany State orFederal official oragency,orbyareceiveror liquidator, acting or appointed to take over the Insured's business forthe operation or forthe liquidation thereof orforanypurpose.

SECTION 15. CENTRAL HANDLING OF SECURITIES

Securities included in the system for the central handling ofsecurities established and maintained by Depository Trust Company, Midwest Depository Trust Company, Pacific Securities Depository Trust Company, and Philadelphia Depository Trust Company, hereinafter called Corporations, to the extent ofthe Insured's interesttherein aseffected by the making ofappropriate entries on the books and records ofsuch Corporations shall be deemed to be Property.

The words "Employee" and 'Employees" shall be deemed to include the officers, partners, clerks and other employees of the New YorkStock Exchange, Boston Stock Exchange, Midwest StockExchange, Pacific Stock Exchange and Philadelphia Stock Exchange, hereinafter called Exchanges, and of the above named Corporations, and of any nominee in whose name is registered any security included within the systemsfor thecentralhandling of securities established and maintained by such Corporations, and any employee or any recognized service company, while such officers,partners, clerks and other employees and employees of service companies perform services forsuch Corporations in theoperation ofsuchsystems.For the purpose ofthe above definition a recognized service company shall be anycompany providing clerks or other personnel tothe said Exchanges orCorporationson acontract basis.

TheUnderwriter shallnotbeliableonaccount ofany loss(es) in connection with the central handling of securities within the systems established and maintained bysuchCorporations, unless suchloss(es) shall be in excess of the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations against such loss(es), and then the Underwriter shall be liable hereunder

only for the Insured's share ofsuch excess loss(es), but in noevent formore thanthe Limit ofLiability applicable hereunder.

For thepurpose ofdeterminingtheInsured's shareof excessloss(es)itshallbedeemed thattheInsured has aninterest inanycertificate representing anysecurity included within such systems equivalent to the interest the Insured then has in all certificates representing the same securityincludedwithin such systems and that such Corporations shall use their best judgment in apportioning the amount(s) recoverable orrecovered under anybond orpolicyof insurance indemnifyingsuch Corporations against such loss(es)inconnection with the central handling of securities within such systems among all those havinganinterest asrecorded byappropriate entries in the books and recordsof such Corporations in Property involved in such loss(es)on the basis that each such interest shall share in the amount(s) so recoverable orrecovered intheratiothat thevalueof each such interest bears to the total value all such interests and that the Insured's shareofsuch excess loss(es)shall be the amountofthe Insured's interest in such Property in excess of the amount(s) so apportioned totheInsured bysuchCorporations.

This bond does not afford coverage in favorofsuch Corporations orExchanges oranynominee inwhose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, andupon payment totheInsuredbytheUnderwriter on account of any loss(es) within the systems, an assignment ofsuchofthe Insured'srights and causes ofaction asitmayhaveagainstsuchCorporations or Exchanges shall to the extent of such payment, be given by the Insured to theUnderwriter, and the Insured shall execute all papers necessary to secure theUnderwriter therightsprovided forherein.

SECTION 16. ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one corporation, co-partnership or person orany combination ofthem be included as theInsured herein:

(a) the total liability of the Underwriter hereunder forlossorlossessustained byany one or more or allofthemshall not exceed thelimitforwhichtheUnderwriter wouldbe liable hereunder if all such loss were sustained byanyoneofthem;

(b) the one first named herein shall be deemed authorized to make,adjustandreceiveand enforce payment ofallclaimshereunder and shallbedeemed tobetheagentoftheothers for such purposes and for the giving or receiving ofanynotice required orpermitted to be given by the terms hereof, provided that the Underwriter shall furnish each named Investment Company with acopy of the bond and with anyamendment thereto, together with acopy ofeachformalfilingof thesettlement ofeachsuchclaimprior tothe execution ofsuchsettlement;

(c) the Underwritershall not be responsible for theproper application of anypayment made hereunder tosaidfirstnamed Insured;

(d) knowledge possessed or discovery made by anypartner, officerofsupervisory Employee of any Insured shall for the purposes of Section 4 and Section 13 of this bond constitute knowledgeordiscoveryby all the Insured; and

(e) if the first named Insured ceases for any reason to be covered under this bond, then theInsured nextnamedshall thereafter be considered asthefirst,named Insured forthe purposes ofthisbond.

SECTION 17. NOTICE AND CHANGE OF CONTROL

Upon the Insured obtainingknowledge ofatransfer ofitsoutstanding votingsecurities which results ina change in control (asset forth in Section 2(a)(9)of theInvestment Company Actof1940)oftheInsured, the Insured shall within thirty (30) days of such knowledge give written noticeto the Underwriter setting forth:

(a) the namesofthe transferorsand transferees (orthenamesof thebeneficialownersifthe voting securities are requested in another name),and

(b) the total number ofvoting securities owned bythetransferors andthetransferees (or the beneficial owners), both immediately before andafterthetransfer, and

(c)the totalnumber of outstanding voting securities.

Asused in this section, control means the power to exercise acontrolling influence overthe management orpoliciesoftheInsured.

Failing to give the required notice shall result in termination ofcoverage ofthis bond, effective upon thedateof stocktransferforanylossinwhichany transferee isconcerned orimplicated.

Suchnotice isnot requiredtobegiveninthecaseof anInsured whichisanInvestment Company.

SECTION 18. CHANGE ORMODIFICATION

This bond or any instrumentamending or effecting same may not be changed or modified orally. No changes in or modification thereof shall be effective unlessmadebywritten endorsement issued toforma part hereof over the signature ofthe Underwriter's Authorized Representative. When abond coversonly one Investment Company no change ormodification which would adversely affect the rights of the Investment Company shall be effective prior to 60 daysafter written notification hasbeen furnished to the Securities and Exchange Commission, Washington, D.C., by the Insured or by the Undervvriter. Ifmorethan oneInvestment Company isnamed astheInsured herein, theUnderwriter shall givewritten notice toeachInvestment Company and to the Securities and Exchange Commission, Washington, D.C., not lessthan 60daysprior to the effective date of any change or modification which would adversely affectthe rights ofsuch Investment Company.

ENDORSEMENT OR RIDERNO. 1

THIS ENDORSEMENT CHANGES THEPOLICY. PLEASE READITCAREFULLY.

Thefollowing spacespreceded byan(*)need notbecompleted ifthisendorsement orrider andtheBondorPolicyhavethe sameinception date.

ATTACHED TOANDFORMING PARTOF BOND ORPOLICY NO.	DATEENDORSEMENT ORRIDER EXECUTED	*EFFECTIVE DATEOF ENDORSEMENTORRIDER 12:01 A.M. STANDARDTIME AS SPECIFIED INTHE BOND ORPOLICY
ZBN-10P66635-13-N2	04/17/13	04/28/13

*ISSUED TO

NILE CAPITAL INVESTMENT TRUST

Named InsuredEndorsement

Itisagreed that:

1. From andafterthetimethisrider becomes effectivetheInsured under theattached bond are:

   Nile Capital Investment Trust
   Nile Capital Pan Africa Fund
   Nile Capital Africa National Resources Fund
   Nile Capital Africa Fixed Income Fund

2. The first named Insured shall act for itself and for each and all ofthe Insured for all the purposes ofthe attached bond.

3. Knowledge possessed or discovery made byanyInsured orbyanypartner orofficerthereof shall forallthe purposes oftheattached bond constitute knowledge ordiscoverybyalltheInsured.

4. If, prior to the termination ofthe attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability forany losssustained bysuch Insured unless discoveredbefore the time suchtermination astosuchInsured becomes effective.

5. The liability ofthe Underwriter forlossorlossessustained byanyorallofthe Insured shallnot exceed the amount forwhichthe Underwriter would beliable hadallsuchlossorlossesbeen sustained byanyoneofthe Insured. Payment bythe Underwriter tothe first named Insured oflosssustained byanyInsured shallfully release theUnderwriter onaccount ofsuchloss.

6. Ifthe firstnamed Insured ceasesforanyreason tobecovered under theattached bond, then theInsured next named shallthereafter beconsidered asthefirstnamed Insured forallthepurposes oftheattached bond.

Nothing herein contained shallbeheldtovary,alter, waive,orextend anyoftheterms, conditions, provisions, agreements orlimitations oftheabovementioned BondorPolicy,other thanasabovestated.

By ______________________________

Authorized Representative

INSURED

The following spaces preceded byan(*) need not becompleted ifthis endorsement orrider and the BondorPolicy have the same inception date.

ATTACHED TOANDFORMING PARTOF BOND ORPOLICY NO.	DATEENDORSEMENT ORRIDER EXECUTED	*EFFECTIVE DATEOF ENDORSEMENTORRIDER	
ZBN-10P66635-13-N2	04/17/13	04/28/13	12:01A.M.LOCALTIME AS SPECIFIED INTHE BONDORPOLICY

*ISSUED TO

NILE CAPITAL INVESTMENT TRUST

COMPUTER SYSTEMS

Itisagreed that:

1. Theattached bondisamended byadding anadditional Insuring Agreement asfollows:

INSURING AGREEMENT J COMPUTERSYSTEMS

Lossresulting directlyfromafraudulent

(1) entry ofdatainto,or

(2) changeofdataelements orprogram within,

aComputer SystemlistedintheSCHEDULE below,provided thefraudulent entry orchangecauses

(a) Property tobetransferred, paidordelivered,

(b) anaccount oftheInsured, orofitscustomer, tobeadded, deleted, debited orcredited, or

(c) anunauthorized account orafictitiousaccount tobedebited orcredited,

andprovided further, thefraudulent entry orchangeismadeorcausedbyanindividual actingwiththe manifestintent to

(i) causetheInsured tosustain aloss,and

(ii) obtain financialbenefit forthatindividual orforother persons intended bythatindividual toreceive financialbenefit.

SCHEDULE

All Systems Utilized by the Insured.

2. AsusedinthisRider, ComputerSystemmeans

(a) computers withrelated peripheral components, including storagecomponents, wherever located, (b) systemsandapplications software,

(c) terminal devices,and

(d) related communicationnetworks

bywhichdataareelectronically collected, transmitted, processed, stored andretrieved.

3. Inaddition totheexclusionsintheattached bond, thefollowingexclusionsareapplicable totheComputer SystemsInsuring Agreement:

(a) lossresulting directly orindirectly fromthetheftofconfidential information, material ordata;and

(b) lossresulting directly orindirectly fromentries orchangesmadebyanindividual authorized tohave accesstoaComputer Systemwhoactsingoodfaithoninstructions, unlesssuchinstructions aregiven tothatindividual byasoftwarecontractor (orbyapartner, officeroremployee thereof)authorized by

theInsured todesign,develop, prepare, supply,service,write orimplement programs fortheInsured's Computer System;and

(c) lossdiscovered bytheInsured beforethisRiderisexecuted oraftercoverageunder thisRider terminates.

4. Solelywithrespect totheComputer SystemsInsuring Agreement, thefollowingreplaces SECTION 9,NON-REDUCTION ANDNON-ACCUMULATION OF LIABILITYANDTOTALLIABILITY,(a)-(e),ofthe CONDITIONS ANDLIMITATIONS:

(a) allfraudulent activityofanyoneperson, orinwhichanyoneperson isimplicated, whether ornotthat person isspecificallyidentified, shallbedeemed tobeoneloss,or

(b) aseriesoflossesinvolvingunidentified persons butarisingfromthesamemethod ofoperation shallbe deemed tobeoneloss,and

5. Thefollowingisadded totheOPTIONAL COVERAGE ADDED BYRIDER sectionofItem 3.ofthe DECLARATIONS:

		LimitofLiability	Deductible Amount
Insuring Agreement J	Computer Systems	**$300,000.**	**$5,000.**

6. Thefollowingisadded totheCONDITIONS ANDLIMITATIONS:

Ifanylossiscovered under theComputer SystemsInsuring Agreement andanyother Insuring Agreement or Coverage, themaximumamount payableforsuchlossshallnotexceedthelargestamount availableunder any onesuchInsuring Agreement orCoverage.

7. Thefollowingisadded toSECTION 13.TERMINATION oftheCONDITIONS ANDLIMITATIONS:

Coverageunder thisRidermayalsobeterminated orcanceled without canceling thebond asanentirety

(a) 60daysafterreceipt bytheInsured ofwritten notice fromtheUnderwriter ofitsdesire toterminate or cancelcoverageunder thisRider, or

(b) immediately uponreceipt bytheUnderwriter ofawritten request fromtheInsured toterminate or cancelcoverageunder thisRider.

TheUnderwriter shallrefund totheInsured theunearned premium forthecoverageunder thisRider. The refund shallbecomputed atshortratesifthisRiderbeterminated orcanceled orreduced bynotice from,orat theinstance of,theInsured.

Nothing herein contained shallbeheldtovary,alter, waive,orextend anyoftheterms, conditions, provisions, agreements orlimitations oftheabovementioned BondorPolicy,other thanasabovestated.

By ________________________________

Authorized Representative

INSURED

ENDORSEMENT OR RIDERNO. 3
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READITCAREFULLY.

Thefollowing spacespreceded byan(*)need notbecompleted ifthisendorsement orrider andtheBondorPolicyhavethe sameinception date.

ATTACHED TOANDFORMING PARTOF BOND ORPOLICY NO.	DATEENDORSEMENT ORRIDER EXECUTED	*EFFECTIVE DATEOFENDORSEMENT ORRIDER 12:01A.M.STANDARDTIME AS SPECIFIED INTHE BOND ORPOLICY
ZBN-10P66635-13-N2	04/17/13	04/28/13

*ISSUED TO

NILE CAPITAL INVESTMENT TRUST

UNAUTHORIZED SIGNATURES

Itisagreed that:

1. Theattached bondisamended byinserting anadditional Insuring Agreement asfollows:

INSURING AGREEMENT M UNAUTHORIZED SIGNATURE

(A)Lossresulting directly fromtheInsured havingaccepted, paidorcashedanycheckorwithdrawal order, draft,madeordrawn onacustomer's account whichbearsthesignature orendorsement ofoneother than aperson whosenameandsignature isontheapplication onfilewiththeInsured asasignatoryonsuch account.

(B)Itshallbeacondition precedent totheInsured's rightofrecoveryunder thisRiderthat theInsured shall haveonfilesignatures ofallpersons whoareauthorized signatories onsuchaccount.

2. ThetotalliabilityoftheUnderwriter under InsuringAgreement M islimited tothesumof Twenty-FiveThousand Dollars ($25,000.),it beingunderstood, however, that such liabilityshallbepart ofandnotinaddition totheLimitofLiability stated inItem 3oftheDeclarations oftheattached bond oramendment thereof.

3. Withrespect tocoverageaffordedunder thisRider, theDeductible Amountshallbe FiveThousand Dollars ($5,000.).

Nothing herein contained shallbeheldtovary,alter, waive,orextend anyoftheterms, conditions, provisions, agreements orlimitations oftheabovementioned BondorPolicy,other thanasabovestated.

By ______________________________
Authorized Representative

INSURED

ICB012Ed.7-04

ENDORSEMENT OR RIDERNO. 4
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READITCAREFULLY.

Thefollowing spacespreceded byan(*)need notbecompleted ifthisendorsement orrider andtheBondor Policyhavethe sameinception date.

ATTACHED TOANDFORMING PARTOF BOND ORPOLICY NO.	DATEENDORSEMENT ORRIDER EXECUTED	*EFFECTIVE DATEOF ENDORSEMENTORRIDER 12:01A.M.STANDARDTIME AS SPECIFIED INTHE BOND ORPOLICY
ZBN-10P66635-13-N2	04/17/13	04/28/13

*ISSUED TO

NILE CAPITAL INVESTMENT TRUST

TELEFACSIMILE TRANSACTIONS

Itisagreed that:

1. Theattached Bondisamended byaddinganadditional Insuring Agreement asfollows:

INSURING AGREEMENT L TELEFACSIMILE TRANSACTIONS

LosscausedbyaTelefacsimileTransaction, where therequest forsuchTelefacsimileTransaction is unauthorized orfraudulent andismadewiththemanifestintent todeceive;provided,that theentity which receivessuchrequest generally maintains andfollowsduring theBondPeriod allDesignated FaxProcedures withrespect toTelefacsimileTransactions. Theisolated failureofsuchentity tomaintain andfollowa particular Designated FaxProcedure inaparticular instance willnotpreclude coverageunder thisInsuring Agreement, subject totheexclusionsherein andintheBond.

2. Definitions.Thefollowingterms usedinthisInsuring Agreement shallhavethefollowingmeanings:

a. "TelefacsimileSystem" meansasystemoftransmitting andreproducing fixedgraphicmaterial (as,for example,printing) bymeansofsignalstransmitted overtelephone lines.

b. "TelefacsimileTransaction" meansanyFaxRedemption, FaxElection, FaxExchange, orFaxPurchase.

c. "Fax Redemption" meansanyredemption ofsharesissuedbyanInvestment Company whichisrequested through aTelefacsimileSystem.

d. "Fax Election" meansanyelection concerning dividend options availabletoFund shareholders whichis requested through aTelefacsimileSystem.

e. "Fax Exchange" meansanyexchangeofsharesinaregistered account ofoneFund intosharesinan identically registered account ofanother Fund inthesamecomplexpursuant toexchangeprivilegesofthe twoFunds, whichexchangeisrequested through aTelefacsimileSystem.

f. "Fax Purchase" meansanypurchase ofsharesissuedbyanInvestment Company whichisrequested through aTelefacsimileSystem.

g. "Designated FaxProcedures" meansthefollowingprocedures:

(1) Retention:AllTelefacsimileTransactionrequests shallberetained foratleastsix(6)months. Requests shallbecapable ofbeingretrieved andproduced inlegibleformwithin areasonable time afterretrieval isrequested.

(2) Identity Test:Theidentity ofthesender inanyrequest foraTelefacsimileTransaction shallbetested beforeexecuting thatTelefacsimileTransaction, either byrequiring thesender toinclude onthefaceof therequest aunique identification number ortoinclude keyspecificaccount information. Requests of Dealers mustbeoncompanyletterhead andbesignedbyanauthorized representative. Transactions byoccasionalusersaretobeverifiedbytelephone confirmation.

(3) Contents: A Telefacsimile Transaction shall not be executed unless the request for such Telefacsimile Transaction is dated and purports to have been signed by (a) any shareholder or subscriber to shares issued by a Fund, or (b) any financial or banking institution or stockbroker.

(4) Written Confirmation: A written confirmation of each Telefacsimile Transaction shall be sent to the shareholder(s) to whose account such Telefacsimile Transaction relates, at the record address, by the end of the Insured's next regular processing cycle, but no later than five (5) business days following such Telefacsimile Transaction.

i. "Designated" means or refers to a written designation signed by a shareholder of record of a Fund, either in such shareholder's initial application for the purchase of Fund shares, with or without a Signature Guarantee, or in another document with a Signature Guarantee.

j. "Signature Guarantee" means a written guarantee of a signature, which guarantee is made by an Eligible Guarantor Institution as defined in Rule 17Ad-15(a)(2) under the Securities Exchange Act of 1934.

3. Exclusions. It is further understood and agreed that this Insuring Agreement shall not cover:

a. Any loss covered under Insuring Agreement A, "Fidelity," of this Bond; and b.

Any loss resulting from:

(1) Any Fax Redemption, where the proceeds of such redemption were requested to be paid or made payable to other than (a) the shareholder of record, or (b) a person Designated in the initial application or in writing at least one (1) day prior to such redemption to receive redemption proceeds, or (c) a bank account Designated in the initial application or in writing at least one (1) day prior to such redemption to receive redemption proceeds; or

(2) Any Fax Redemption of Fund shares which had been improperly credited to a shareholder's account, where such shareholder (a) did not cause, directly or indirectly, such shares to be credited to such account, and (b) directly or indirectly received any proceeds or other benefit from such redemption; or

(3) Any Fax Redemption from any account, where the proceeds of such redemption were requested to be sent to any address other than the record address or another address for such account which was designated (a) over the telephone or by telefacsimile at least fifteen (15) days prior to such redemption, or (b) in the initial application or in writing at least one (1) day prior to such redemption; or

(4) The intentional failure to adhere to one or more Designated Fax Procedures; or

(5) The failure to pay for shares attempted to be purchased.

4. The Single Loss Limit of Liability under Insuring Agreement L is limited to the sum of **Three Hundred Thousand** Dollars ($**300,000.**) it being understood, however, that such liability shall be part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations of the attached Bond or amendments thereof.

5. With respect to coverage afforded under this Rider the applicable Single loss Deductible Amount is **Five Thousand** Dollars ($**5,000.**).

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By ______________________________
Authorized Representative

INSURED

ENDORSEMENT OR RIDERNO. 5

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READITCAREFULLY.

Thefollowing spacespreceded byan(*)need notbecompleted ifthisendorsement orrider andtheBondor Policyhavethe sameinception date.

ATTACHED TOANDFORMING PARTOF BOND ORPOLICY NO.	DATEENDORSEMENT ORRIDER EXECUTED	*EFFECTIVE DATEOF ENDORSEMENTORRIDER 12:01A.M.STANDARDTIME AS SPECIFIED INTHE BOND ORPOLICY
ZBN-10P66635-13-N2	**04/17/13**	**04/28/13**

*ISSUED TO

NILE CAPITAL INVESTMENT TRUST

VOICEINITIATED TRANSACTIONS

Itisagreed that:

1. Theattached bondisamended byinserting anadditional Insuring Agreement asfollows:

INSURING AGREEMENT K VOICE-INITIATED TRANSACTIONS

Losscausedby a Voice-initiated Transaction, where therequest forsuchVoice-initiated Transaction is unauthorized orfraudulent andismadewiththemanifestintent todeceive;provided,that theentity which receivessuchrequest generally maintains andfollowsduring theBondPeriod allDesignated Procedures with respect toVoice-initiated Redemptions andtheDesignated Procedures described inparagraph 2f(1)and(3)of thisRider withrespect toallother Voice-initiated Transactions. Theisolated failureofsuchentity tomaintain andfollowaparticular Designated Procedure inaparticular instance willnotpreclude coverageunder this Insuring Agreement, subject tothespecificexclusionsherein andintheBond.

2. Definitions.Thefollowingterms usedinthisInsuring Agreement shallhavethefollowingmeanings:

   a. "Voice-initiated Transaction" meansanyVoice-initiated Redemption, Voice-initiated Election, Voice-initiated Exchange, orVoice-initiated Purchase.

   b. "Voice-initiated Redemption" meansanyredemption ofsharesissuedbyanInvestment Company whichis requested byvoiceoverthetelephone.

   c. "Voice-initiated Election" meansanyelection concerning dividend options availabletoFund shareholders whichisrequested byvoiceoverthetelephone.

   d. "Voice-initiated Exchange" meansanyexchangeofsharesinaregistered account ofoneFund intoshares inanidentically registered account ofanother Fund inthesamecomplexpursuant toexchangeprivileges ofthetwoFunds, whichexchangeisrequested byvoiceoverthetelephone.

   e. "Voice-initiated Purchase" meansanypurchase ofsharesissuedbyanInvestment Company whichis requested byvoiceoverthetelephone.

   f. "Designated Procedures" meansthefollowingprocedures:

      (1) Recordings:AllVoice-initiated Transactionrequests shallberecorded, andtherecordings shallbe retained foratleastsix(6)months. Information contained ontherecordings shallbecapable ofbeing retrieved andproduced within areasonable timeafterretrieval ofspecificinformation isrequested, ata successrate ofnolessthan85%.

      (2) Identity Test:Theidentity ofthecallerinanyrequest foraVoice-initiated Redemption shallbetested beforeexecuting thatVoice-initiated Redemption, either byrequesting thecallertostateaunique identification number ortofurnishkeyspecificaccount information.

      (3) Written Confirmation:Awritten confirmation ofeachVoice-initiated Transaction andofeachchangeof therecord address ofaFund shareholder requested byvoiceoverthetelephone shallbemailed tothe shareholder(s) towhoseaccount suchVoice-initiated Transaction orchangeofaddress relates, atthe originalrecord address (and,inthecaseofsuchchangeofaddress, atthechanged record address)by theendoftheInsured's nextregular processing cycle,butnolater thanfive(5)business daysfollowing suchVoice-initiated Transaction orchangeofaddress.

g. "Investment Company" or"Fund" meansaninvestment companyregistered under theInvestment Company Actof1940.

h. "OfficiallyDesignated" meansorreferstoawritten designation signedbyashareholder ofrecord ofa Fund, either insuchshareholder's initialapplication forthepurchase ofFund shares,withorwithout a Signature Guarantee, orinanother document withaSignature Guarantee.

i. "Signature Guarantee" meansawritten guarantee ofasignature, whichguarantee ismadebyafinancialor bankinginstitution whosedeposits areinsured bytheFederal Deposit Insurance Corporation orbya broker whichisamember ofanynational securities exchangeregistered under theSecurities Exchange Act of1934.

3. Exclusions. Itisfurther understoodandagreed thatthisInsuring Agreement shallnotcover:

a. Anylosscovered underInsuring Agreement A,"Fidelity, "ofthisBond;and b.

Anylossresulting from:

(1) AnyVoice-initiated Redemption, where theproceeds ofsuchredemption wererequested tobepaidor madepayabletoother than(a)theshareholder ofrecord, or(b)aperson OfficiallyDesignated to receive redemption proceeds, or(c)abankaccount OfficiallyDesignated toreceiveredemption proceeds; or

(2) AnyVoice-initiated Redemption ofFund shareswhichhadbeen improperly credited toashareholder's account, where suchshareholder (a) didnotcause,directly orindirectly, suchsharestobecredited to suchaccount, and(b)directly orindirectly received anyproceeds orother benefit fromsuch redemption; or

(3) AnyVoice-initiated Redemption fromanyaccount, where theproceeds ofsuchredemption were requested tobesent(a)toanyaddress other thantherecord address forsuchaccount, or(b)toa record address forsuchaccount whichwaseither (i)designated overthetelephone fewerthanthirty (30)daysprior tosuchredemption, or(ii)designated inwriting lessthanon(1)dayprior tosuch redemption; or

(4) Theintentional failuretoadhere tooneormoreDesignated Procedures; or

(5) Thefailuretopayforsharesattempted tobepurchased; or

(6) AnyVoice-initiated Transactionrequested byvoiceoverthetelephone andreceived byanautomated systemwhichreceivesandconverts suchrequest toexecutable instructions.

4. ThetotalliabilityoftheUnderwriter under InsuringAgreement **K** islimited tothesumof **ThreeHundredThousand** Dollars ($**300,000.**), itbeingunderstood, however, thatsuch liability shallbepart ofandnotinaddition totheLimitofLiability stated inItem 3oftheDeclarations ofthe attached bond oramendment thereof.

5. Withrespect tocoverageaffordedunder thisRidertheapplicable Deductible Amountis **FiveThousand** Dollars ($**5,000.**).

Nothing herein contained shallbeheldtovary,alter, waive,orextend anyoftheterms, conditions, provisions, agreements orlimitations oftheabovementioned BondorPolicy,other thanasabovestated.

By ______________________________

Authorized Representative

INSURED

ENDORSEMENT OR RIDER NO. 6
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	*EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY
ZBN-10P66635-13-N2	04/17/13	04/28/13

*ISSUED TO

NILE CAPITAL INVESTMENT TRUST

DEFINITION OF INVESTMENT COMPANY

It is agreed that:

1. Section 1, Definitions, under General Agreements is amended to include the following paragraph:

   (f) Investment Company means an investment company registered under the Investment Company Act of 1940 and as listed under the names of Insureds on the Declarations.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By ______________________________
Authorized Representative

INSURED

ICB016 Ed. 7-04

ENDORSEMENT OR RIDERNO. 7
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READITCAREFULLY.

Thefollowing spacespreceded byan(*)need notbecompleted ifthisendorsement orrider andtheBondor Policyhavethe sameinception date.

ATTACHED TOANDFORMING PARTOF BOND ORPOLICY NO.	DATEENDORSEMENT ORRIDER EXECUTED	*EFFECTIVE DATEOF ENDORSEMENTORRIDER 12:01A.M.STANDARDTIME AS SPECIFIED INTHE BOND ORPOLICY
ZBN-10P66635-13-N2	04/17/13	04/28/13

*ISSUED TO

NILE CAPITAL INVESTMENT TRUST

ADD EXCLUSIONS(N)&(O)

Itisagreed that:

1. Section 2,Exclusions, under General Agreements, isamended toinclude thefollowingsub-sections:

   (n) lossfrom the use ofcredit, debit, charge, access, convenience, identification, cash management or other cards, whether such cards were issued orpurport tohavebeen issued bythe Insured orbyanyone else, unlesssuchlossisotherwise covered under Insuring Agreement A.

   (o) the underwriter shall not be liable under the attached bond for lossdue to liability imposed upon the Insured asaresult ofthe unlawful disclosure ofnon-public material information by the Insured or any Employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized.

Nothing herein contained shallbeheldtovary,alter, waive,orextend anyoftheterms, conditions, provisions, agreements orlimitations oftheabovementioned BondorPolicy,other thanasabovestated.

By ______________________________
Authorized Representative

INSURED

ICB026Ed.7-04

ENDORSEMENT OR RIDERNO. 8
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READITCAREFULLY.

Thefollowing spacespreceded byan(*)need notbecompleted ifthisendorsement orrider andtheBondor Policyhavethe sameinception date.

ATTACHED TOANDFORMING PARTOF BOND ORPOLICY NO.	DATEENDORSEMENT ORRIDER EXECUTED	*EFFECTIVE DATEOF ENDORSEMENTORRIDER 12:01A.M.STANDARDTIME AS SPECIFIED INTHE BOND ORPOLICY
ZBN-10P66635-13-N2	04/17/13	04/28/13

*ISSUED TO

NILE CAPITAL INVESTMENT TRUST

NEW YORKSTATUTORYRIDER

1. Thefirstparagraph ofSection13."TERMINATION" under ConditionsandLimitations isamended byadding thefollowing:

Cancellation ofthisbond bytheUnderwriter issubject tothefollowingprovisions:

Ifthebond hasbeen ineffectfor60daysorless,itmaybecanceled bytheUnderwriter foranyreason. Such cancellation shallbeeffective60daysaftertheUnderwriter mailsanotice ofcancellation tothefirst-named Insured atthemailingaddress showninthebond. However, ifthebond hasbeen ineffectformorethan60 daysorisarenewal, then cancellation mustbebasedononeofthefollowingsgrounds:

(A)non-payment ofpremium, however, thatanotice ofcancellation onthisground shallinformtheinsured of theamount due;

(B)conviction ofcrimearisingoutofactsincreasing thehazard insured against;

(C)discoveryoffraudormaterial misrepresentation intheobtaining ofthebondorinthepresentation ofclaim thereunder;

(D)afterissuance ofthebondorafterthelastrenewal date, discoveryofanactoromission,oraviolationof anybondcondition thatsubstantially andmaterially increases thehazard Insured against,andwhich occurred subsequent toinception ofthecurrent bond period;

(E) material changeinthenature orextent oftherisk,occurring afterissuance orlastannual renewal anniversary dateofthebond, whichcausestheriskoflosstobesubstantially andmaterially increased beyond thatcontemplated atthetimethebondwasissuedorlastrenewed;

(F) thecancellation isrequired pursuant toadetermination bythesuperintendent thatcontinuation ofthe present premium volumeoftheInsurer wouldjeopardize theInsurer's solvencyorbehazardous tothe interest oftheInsureds, theInsurer's creditors orthepublic;

(G)adetermination bythesuperintendent thatthecontinuation ofthebond wouldviolate,orwouldplacethe Insurer inviolationof,anyprovisionoftheNewYorkStateInsurance laws.

(H)where theInsurer hasreasontobelieve, ingoodfaithandwithsufficientcause,thatthere isapossiblerisk ordanger thattheInsured property willbedestroyed bytheInsured forthepurpose ofcollecting the insuranceproceeds, provided, however, that:

(i) anotice ofcancellation onthisground shallinformtheInsured inplainlanguagethattheInsured mustactwithin tendaysifreviewbytheInsurance Department oftheStateofNewYorkofthe ground forcancellation isdesired, and

(ii) notice ofcancellation onthisground shallbeprovided simultaneously bytheInsurer tothe Insurance DepartmentoftheState ofNewYork.

(iii) upon written request oftheInsured madetotheInsurance Department oftheState ofNewYork within tendaysfromtheInsured's receipt ofnotice ofcancellation onthisground, thedepartment shallundertake areviewoftheground forcancellation todetermine whether ornottheInsurerhas satisfiedthecriteria forcancellation specifiedinthissubparagraph; ifaftersuchreviewthe

department finds not sufficient cause for cancellation on this ground, the notice of cancellation on this ground shall be deemed null and void.

Cancellation based on one of the above grounds shall be effective 60 days after the notice of cancellation is mailed or delivered to the Named Insured, at the address shown on the bond, and to its authorized agent or broker.

2. If the Underwriter elects not to replace a bond at the termination of the Bond Period, it shall notify the Insured not more than 120 days nor less than 60 days before termination. If such notice is given late, the bond shall continue in effect for 60 days after such notice is given. The Aggregate Limit of Liability shall not be increased or reinstated. The notice not to replace shall be mailed to the Insured and its broker or agent.

3. If the Underwriter elects to replace the bond, but with a change of limits, reduced coverage, increased deductible, additional exclusion, or upon increased premiums in excess of ten percent (exclusive of any premium increase as a result of experience rating), the Underwriter must mail written notice to the Insured and its agent or broker not more than 120 days nor less than 60 days before replacement. If such notice is given late, the replacement bond shall be in effect with the same terms, conditions and rates as the terminated bond for 60 days after such notice is given.

4. The Underwriter may elect to simply notify the Insured that the bond will either be not renewed or renewed with different terms, conditions or rates. In this event, the Underwriter will inform the Insured that a second notice will be sent at a later date specifying the Underwriter's exact intention. The Underwriter shall inform the Insured that, in the meantime, coverage shall continue on the same terms, conditions and rates as the expiring bond until the expiration date of the bond or 60 days after the second notice is mailed or delivered, whichever is later.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By ______________________________
Authorized Representative

INSURED

The following spaces preceded by an(*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	*EFFECTIVE DATE OF ENDORSEMENT OR RIDER	
ZBN-10P66635-13-N2	04/17/13	04/28/13	12:01 A.M. LOCAL TIME AS SPECIFIED IN THE BOND OR POLICY

*ISSUED TO

NILE CAPITAL INVESTMENT TRUST

AUTOMATIC INCREASE IN LIMITS MEL4734

Ed.11-06-For use with ICB005 Ed.7-04

It is agreed that:

1. Section 10., Limit of Liability, is amended to include the following paragraph:

   If the Insured shall, while this bond is in force, require an increase in limits to comply with SEC Reg.17g-1, due to an increase in asset size of current Investment Companies insured under the bond or the addition of new Investment Companies, the Limit of Liability of this Bond shall automatically be increased to comply with this regulation without the payment of additional premium for the remainder of the premium period.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By ______________________________

Authorized Representative

INSURED